UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

JASPER THERAPEUTICS, InC.

(Name of Issuer)

Voting Common Stock, par value $0.0001 per share

(Title of Class of Securities)

471871 202

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

🗹  Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471871 202

1	Name of Reporting Person Qiming U.S. Healthcare Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 928,964 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 928,964 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 928,964 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.2%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	The securities are directly held by Qiming U.S. Healthcare Fund II, L.P. (“Qiming”). The general partner of Qiming is Qiming U.S. Healthcare GP II, LLC (“Qiming GP”). Gary Rieschel and Mark McDade are the managing partners of Qiming GP. Each of Qiming GP, Mr. Rieschel and Mr. McDade may be deemed to beneficially own the shares owned by Qiming.
(2)	Percentage based on 14,984,912 shares of the Issuer’s Voting Common Stock outstanding as of February 8, 2024, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2024.

CUSIP No. 471871 202

1	Name of Reporting Person Qiming U.S. Healthcare GP II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 928,964 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 928,964 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 928,964 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.2%(2)
12	Type of Reporting Person (See Instructions) OO

(1)	The securities are directly held by Qiming. The general partner of Qiming is Qiming GP. Gary Rieschel and Mark McDade are the managing partners of Qiming GP. Each of Qiming GP, Mr. Rieschel and Mr. McDade may be deemed to beneficially own the shares owned by Qiming.
(2)	Percentage based on 14,984,912 shares of the Issuer’s Voting Common Stock outstanding as of February 8, 2024, as reported in the Issuer’s Prospectus Supplement filed with the SEC on February 7, 2024.

CUSIP No. 471871 202

1	Name of Reporting Person Mark McDade
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 928,964 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 928,964 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 928,964 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.2%(2)
12	Type of Reporting Person (See Instructions) IN

(1)	The securities are directly held by Qiming. The general partner of Qiming is Qiming GP. Gary Rieschel and Mark McDade are the managing partners of Qiming GP. Each of Qiming GP, Mr. Rieschel and Mr. McDade may be deemed to beneficially own the shares owned by Qiming.
(2)	Percentage based on 14,984,912 shares of the Issuer’s Voting Common Stock outstanding as of February 8, 2024, as reported in the Issuer’s Prospectus Supplement filed with the SEC on February 7, 2024.

CUSIP No. 471871 202

1	Name of Reporting Person Gary Rieschel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 928,964 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 928,964 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 928,964 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.2%(2)
12	Type of Reporting Person (See Instructions) IN

(1)	The securities are directly held by Qiming. The general partner of Qiming is Qiming GP. Gary Rieschel and Mark McDade are the managing partners of Qiming GP. Each of Qiming GP, Mr. Rieschel and Mr. McDade may be deemed to beneficially own the shares owned by Qiming.
(2)	Percentage based on 14,984,912 shares of the Issuer’s Voting Common Stock outstanding as of February 8, 2024, as reported in the Issuer’s Prospectus Supplement filed with the SEC on February 7, 2024.

Item 1.

(a)	Name of Issuer

Jasper Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2200 Bridge Parkway, Suite #102
Redwood City, CA 94065

Item 2.

(a)	Names of Persons Filing

Qiming U.S. Healthcare Fund II, L.P.
Qiming U.S. Healthcare GP II, LLC
Mark McDade
Gary Rieschel

(b)	Address of Principal Business office or, if None, Residence

Qiming U.S. Healthcare Fund II, L.P.
11100 NE 8th Street, Suite 200
Bellevue, WA 98004

Qiming U.S. Healthcare GP II, LLC
11100 NE 8th Street, Suite 200
Bellevue, WA 98004

Mark McDade
11100 NE 8th Street, Suite 200
Bellevue, WA 98004

Gary Rieschel
11100 NE 8th Street, Suite 200
Bellevue, WA 98004

(c)	Citizenship

Qiming U.S. Healthcare Fund II, L.P.: Delaware
Qiming U.S. Healthcare GP II, LLC: Delaware
Mark McDade: United States of America
Gary Rieschel: United States of America

(d)	Title of Class of Securities

Voting Common Stock, par value $0.0001

(e)	CUSIP Number

471871 202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Item 4.	Ownership.

The following ownership information is presented as of February 12, 2024:

(a)	Amount beneficially owned by each of the Reporting Persons: 928,964 (1)

(b)	Percent of class held by each of the Reporting Persons: 6.2%(2)

(c)	Number of shares as to which each of the Reporting Persons has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

928,964 (1)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

928,964 (1)

(1)	The securities are directly held by Qiming U.S. Healthcare Fund II, L.P. (“Qiming”). The general partner of Qiming is Qiming U.S. Healthcare GP II, LLC (“Qiming GP”). Gary Rieschel and Mark McDade are the managing partners of Qiming GP. Each of Qiming GP, Mr. Rieschel and Mr. McDade may be deemed to beneficially own the shares owned by Qiming.

(2)	Percentage based on 14,984,912 shares of the Issuer’s Voting Common Stock outstanding as of February 8, 2024, as reported in the Issuer’s Prospectus Supplement filed with the SEC on February 7, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A.

Item 8.	Identification and Classification of Members of the Group.

N/A.

Item 9.	Notice of Dissolution of Group.

N/A.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Qiming U.S. Healthcare Fund II, L.P By: Qiming U.S. Healthcare GP II, LLC, its general partner
By:	/s/ Mark McDade
Name: Mark McDade Title: Managing Partner
Qiming U.S. Healthcare GP II, LLC

By:	/s/ Mark McDade
Name: Mark McDade Title: Managing Partner

/s/ Mark McDade
Mark McDade

/s/ Gary Rieschel
Gary Rieschel

Exhibit(s):

99.1	Joint Filing Agreement